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                                              Filed by New Era of Networks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Commission File No. 000-22043



New Era of Networks ("NEON") Employee Q & A

1)   HOW WILL THIS IMPACT NEON EMPLOYEES? WILL IT AFFECT MY JOB?

     For the most part it will be business as usual. After the transaction is complete, NEON employees will be integrated into the Sybase products, policies, practices, and employee benefits. We plan to make this process as seamless as possible.

2)   WILL THERE BE A LAYOFF?

     This strategic alliance is not aimed at cost-cutting, but rather fueling Sybase growth through creation of a complete e-Business platform, which is critical for Sybase to be one of the top three players in the market.

3)   WHEN WILL THE ORGANIZATION BE FINALIZED AND WHAT WILL BE THE IMPACT?

     The process of integration will be led by senior management and Sybase. Their task will be to look at synergies as well as duplicate positions and perform a staffing analysis. This process will be completed as soon as possible in consideration of the need of employees to be informed in a timely manner.

4)   HOW WILL THE DECISION BE MADE?

     An evaluation will be made regarding the total company's organizational needs, individual skill sets, and any additional criteria to make a balanced business decision.

5)   SO WHAT HAPPENS TO MY COMPANY STOCK OPTIONS?

     They will be converted to Sybase options. The vesting schedule in terms of the NEON options will remain the same. The March 7, 2001 restricted period for repriced options still applies. New options issued by Sybase after the close will, of course, be governed by the Sybase option plans.

6)   WILL I STILL RECEIVE ANY BONUS DOLLARS FOR YTD PERFORMANCE? WHEN?

     After the transaction is complete, we will transition to the Sybase compensation, bonus, and incentive plans.
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7)   WHEN DO I BECOME ELIGIBLE FOR SYBASE BENEFITS?

     A plan for benefits integration will be developed and will take effect as soon as feasible and reasonable after the deal is completed.

8)   WHEN WILL THE DEAL RECEIVE FINAL APPROVAL FROM THE SEC?

     Probably the best estimate right now is the end of April.

9)   IF I DECIDE NOT TO STAY, IS THERE AN EXIT PACKAGE AVAILABLE FOR ME?

     No, not if you voluntarily resign from the company. The intention of the integration is to retain our key employees.

10)  HOW DO SYBASE EMPLOYEES FEEL ABOUT THIS "ACQUISITION?"

     Very positive. Our products are very complementary to their current e-Business solution offerings. Our business lines up extremely well with their initiatives: enterprise portals, broadening channels, m-Business, and focus on vertical markets.

11)  WHOM DO I CALL IF I HAVE ANY FURTHER QUESTIONS?

     Remember that from now until the deal is approved, it's business as usual. So contact your local HR representative. We have also set up the HR hotline, ext. 7300 and the email mergermailbox for you to submit your questions to.

12)  IS ALL OF OUR SENIOR STAFF JOINING SYBASE? IN WHAT CAPACITIES?

     The majority of NEON's senior management team will be joining. Rick Adam will become president of the e-Business Division that will be created upon completion of the deal. Pat Fortune, Fred Horn, and Peter Hoversten will be joining Sybase as well.

13) WILL YOU KEEP ALL OF OUR SALESPEOPLE IN NORTH AMERICA, ASIA, EUROPE, AND LATIN AMERICA?

     The company wants to maintain the best talents, and integration will be conducted with careful consideration of every aspect of the business.

14)  CAN WE STAY IN OUR BUILDING?

     It is safe to assume there will be some consolidation. For example, if Sybase has two offices in a location, city, or country and NEON also has one or two offices in the same place, evaluation will be made to arrive at the best-balanced business decision.

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15)  WILL WE KEEP OUR COMPANY NAME?

     Yes, until the deal is approved. After that we will become part of the e-Business Division of Sybase, Inc.

16)  WHEN WILL I GET MY NEW BUSINESS CARDS?

     As soon as feasible after the integration is approved.

17)  WILL THE DRESS CODE CHANGE?

     No, it continues to be business casual with the expectation that you will dress appropriately to maintain a professional appearance when meeting with customers.

18)  WHAT WILL HAPPEN TO NEON'S CURRENT PRODUCTS?

     Upon integration, NEON's technology, including its Process Server, e-Biz Integrator, and prepackaged solution adapters, will join Sybase products to expand and enhance the combined company e-Business solution product offerings.

ADDITIONAL INFORMATION: We urge investors and security holders to read the following documents, when they become available, because they will contain important information about Sybase, NEON, the proposed acquisition and related matters:

- Sybase's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials.
- Sybase's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.
-    NEON's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the U.S. Securities and Exchange Commission. In addition to these documents, Sybase and NEON file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Sybase and NEON at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Sybase's and NEON's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at http://www.sec.gov.

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